10/4

06050218

TED STATES
EXCHANGE COMMISSION
...ugton, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 24 2006
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 35960

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NNN CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Hutton Centre Drive, Suite 700
(No. and Street)

Santa Ana (City) CA (State) 92707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin K. Hull 714-667-8252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500 San Diego, CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 05 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin K. Hull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NNN Capital Corp., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA)

COUNTY OF Orange)

On NOV. 22, 2005 before me, Trina Palter, Notary Public
DATE NAME, TITLE OF OFFICER – E.G.., "JANE DOE, NOTARY PUBLIC"

personally appeared, Kevin K. Hull

personally known to me (~~or proved to me on the basis of satisfactory evidence~~) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

[signature] (SEAL)
NOTARY PUBLIC SIGNATURE

TRINA PALTER
COMM. #1475662
NOTARY PUBLIC • CALIFORNIA
ORANGE COUNTY
Comm. Exp. MARCH 9, 2008
MGC1

OPTIONAL INFORMATION

THIS OPTIONAL INFORMATION SECTION IS NOT REQUIRED BY LAW BUT MAY BE BENEFICIAL TO PERSONS RELYING ON THIS NOTARIZED DOCUMENT.

TITLE OR TYPE OF DOCUMENT ______

DATE OF DOCUMENT ______ NUMBER OF PAGES ______

SIGNER(S) OTHER THAN NAMED ABOVE ______

SIGNER'S NAME ______ SIGNER'S NAME ______

RIGHT THUMBPRINT	RIGHT THUMBPRINT

NNN CAPITAL CORP.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

[redacted]

YEAR ENDED SEPTEMBER 30, 2005

PKF

NNN CAPITAL CORP.
YEAR ENDED SEPTEMBER 30, 2005
TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
NNN Capital Corp.
Santa Ana, California

We have audited the accompanying statement of financial condition of NNN Capital Corp. (the "Company") as of September 30, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NNN Capital Corp. as of September 30, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. The information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF
PKF
Certified Public Accountants
A Professional Corporation

San Diego, California
October 28, 2005

NNN Capital Corp.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

ASSETS

Cash and cash equivalents	$ 2,649,665
Receivables:	
Commission and due diligence receivable from affiliated entities	1,686,029
Other receivables	43,165
Total receivables	1,729,194
Prepaid expenses	88,414
Deferred tax assets (Note 6)	17,900
Property and equipment, net (Note 5)	121,048
Total assets	$ 4,606,221

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 1,306,443
Payable to broker dealers	2,386,605
Income taxes payable	19,900
Deferred tax liability (Note 6)	26,100
Total liabilities	3,739,048
Commitments and Contingencies (Note 4)	
Stockholder's equity	
Common stock, no par value - 2,500 shares authorized; 1,000 shares issued and outstanding	10,000
Retained earnings	857,173
Total stockholder's equity	867,173
Total liabilities and stockholder's equity	$ 4,606,221

The accompanying notes are an integral part of the financial statements.

NNN CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Revenues:	
Commissions from affiliated entities	$ 33,707,983
Marketing and due diligence fees earned from affiliated entities	7,977,272
Interest	33,306
Total revenues	41,718,561
Expenses:	
Commissions	33,688,566
Marketing and due diligence fees	4,822,600
Compensation	2,123,357
General and administrative	761,438
Total expenses	41,395,961
Income before provision for income taxes	322,600
Provision for income taxes	(145,651)
Net income	$ 176,949

The accompanying notes are an integral part of the financial statements.

NNN CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2005

	Common stock		Retained	
	Shares	Amount	Earnings	Total
Balance, September 30, 2004	1,000	$ 10,000	$ 680,224	$ 690,224
Net income	-	-	176,949	176,949
Balance, September 30, 2005	1,000	$ 10,000	$ 857,173	$ 867,173

The accompanying notes are an integral part of the financial statements.

NNN CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 176,949
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	25,925
Loss on sale and disposal of property and equipment	9,296
Increase in deferred tax assets	(17,900)
Increase in deferred tax liability	26,100
Changes in operating assets and liabilities:	
Commission and due diligence receivable from affiliated entities	(1,259,773)
Other receivables	(20,671)
Prepaid expenses	1,611
Accounts payable and accrued liabilities	365,258
Payable to broker dealers	1,864,380
Income taxes payable	(127,320)
Net cash provided by operating activities	1,043,855
Net increase in cash	1,043,855
Cash and cash equivalents:	
Beginning of year	1,605,810
End of year	$ 2,649,665

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 272,971

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING ACTIVITIES:

In 2005, the Company sold certain property and equipment to its sole stockholder for $15,029. As of September 30, 2005, the Company had not yet received the proceeds from the sale and recorded a receivable for the sale amount.

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION

Organization and Business

NNN Capital Corp. (the "Company") was incorporated on March 10, 1986 in the state of California and is engaged in business as a broker-dealer, registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers ("NASD"). The Company's activity consists primarily of acting as the managing broker-dealer for sales of real estate securities sponsored by Triple Net Properties, LLC ("Triple Net"), which is affiliated with the Company through common ownership and management.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its primary checking account and a money market account at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At September 30, 2005, the Company's uninsured cash balances totaled $2,347,443. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Recognition of Revenue

Commissions and marketing and due diligence fees are recognized as income during the period when the related services are rendered. Revenue and expenses related to affiliated securities transactions are recorded on a trade-date basis.

Financial Instruments

The carrying amount of commission receivable, accounts payable and accrued liabilities, and commissions payable approximates fair value because of the short maturity of these financial instruments.

NOTE 2 - ACCOUNTING POLICIES (Continued)

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Common Control

Because the Company and certain related parties are under common ownership or management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Allowance for Uncollectible Receivables

The Company believes that all receivables from affiliated entities and commissions receivable will be collected by the Company; accordingly, the accompanying financial statements do not include an allowance for uncollectible accounts.

NOTE 3 – TRANSACTIONS WITH RELATED PARTY

Commission, Marketing and Due Diligence Fee Revenues

Commissions, due diligence and marketing fee revenues were generated from sales of securities sponsored by Triple Net. During the year ended September 30, 2005, the Company earned $33,707,983 of commission revenue and $7,977,272 of marketing and due diligence fee revenue from these affiliated entities. Receivables related to commission and due diligence fees due from affiliated parties totaled $1,686,029 as of September 30, 2005.

Administrative Expenses

Postage, supplies and other administrative expenses charged to the Company by Triple Net for the year ended September 30, 2005 totaled $1,050,565 (see Note 4). As of September 30, 2005, amounts payable to Triple Net totaled $387. In addition, during the year ended September 30, 2005, payroll expenses charged to the Company by Triple Net totaled $196,245.

Other Receivables

Included in other receivables is a receivable from the sole stockholder of the Company for his purchase of certain property and equipment. As of September 30, 2005, the total receivable from the Company's sole stockholder was $15,029.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

On September 16, 2004, Triple Net, an affiliate of the Company through common ownership and management, learned that the SEC is conducting an investigation captioned, *In the Matter of Triple Net Properties, LLC.* The SEC has requested information from Triple Net and the Company relating to disclosure in securities offerings (including offerings by G REIT, T REIT and A REIT) and exemption from the registration requirements of the Securities Act of 1933, as amended, for the private offerings in which Triple Net and its affiliated entities, including the Company, were involved. In addition, the SEC has requested financial information regarding these REITs, as well as the limited liability companies advised by Triple Net. The Company and Triple Net intend to cooperate fully with the SEC in its investigation.

The SEC commenced a regulatory examination (the "Regulatory Exam") of the Company in April 2004. On October 5, 2004, the Company received a letter from the SEC related to the Regulatory exam. The letter disclosed the need for certain revisions to the Company's practices and procedures and directed the Company to take corrective action to the extent that such action has not already been taken. The Company sent a response letter to the SEC on November 18, 2004, which responded to the issues raised and documented its corrective actions. As of October 28, 2005, the Company has not received any additional communication from the SEC with respect to the Regulatory Exam or its response letter. The financial impact that may result from the outcome of the examination and investigation cannot presently be determined however, the impact could have a material adverse affect on the Company's financial statements.

The Company shares its office space with Triple Net through a month-to-month agreement. Through September 30, 2005, the agreement required monthly payments of $2,000. On October 1, 2005, the Company entered into a new agreement ("Agreement") with Triple Net whereby the Company would pay Triple Net $6,000 per month for office space and $5,000 per month for certain expenses specified in the Agreement. The Agreement is on a month-to-month basis.

Total rent expense paid by the company to Triple Net during the year ended September 30, 2005 was $24,000.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation. The Company generally capitalizes all property and equipment expenditures that are greater than $3,000. Ordinary maintenance and repair costs are expensed as incurred. Depreciation of property and equipment is computed over estimated useful lives of five to seven years using an accelerated depreciation method.

As of September 30, 2005, property and equipment consisted of the following:

Paintings	$ 89,085
Vehicles	62,765
Accumulated Depreciation	(30,802)
Total property and equipment	$ 121,048

NOTE 6 - INCOME TAXES

The Company accounts for its income taxes under SFAS 109 which uses an asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from the use of accelerated cost recovery for tax purposes.

The income tax provision consists of the following for the year ended September 30, 2005:

Current provision:	
Federal	$ (109,451)
State	(28,100)
	(137,551)
Deferred expense:	
Federal	(5,500)
State	(2,600)
	(8,100)
Total income tax provision	$ (145,651)

Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

Deferred tax assets:	
Accrued compensation	$ 7,400
California income tax	10,500
Total deferred tax assets	$ 17,900
Deferred tax liability:	
Fixed asset depreciation	$ 26,100

No valuation allowance has been provided on deferred tax assets at September 30, 2005 as the Company believes it is more likely than not that all such deferred tax assets will be realized. The Company reached this conclusion after considering taxable income in prior years and the likelihood of future taxable income exclusive of reversing temporary differences. Differences between forecasted and actual future operating results could aversely impact the Company's ability to realize deferred tax assets. The Company intends to evaluate the realizability of deferred tax assets annually by assessing the need for a valuation allowance.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At September 30, 2005, the Company had net capital of $497,468, which was $249,926 in excess of its required net capital of $247,542. The Company's ratio of aggregate indebtedness to net capital was 7.5 to 1 at September 30, 2005.

NOTE 8 - RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 as an broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates financial transactions between the broker or dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the company is not required to prepare a determination of reserve requirements for brokers or dealers.

NOTE 9 – FOCUS REPORT

Presentation of revenues and expenses in the Statement of Operations differs from that of regulatory FOCUS report filings. Based on instructions to the FOCUS report, commissions and fees from affiliated entities are presented as a net amount under the heading "Profit (loss) from underwriting and selling groups." Total revenues as reported on the Company's FOCUS report was $11,025,991. Such reclassification and netting of revenue and expenses for FOCUS report purposes does not affect the net income of the Company.

SUPPLEMENTARY INFORMATION

NNN CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2005

Total stockholder's equity	$ 867,173
Deferred tax liability	26,100
Net worth	893,273
Deductions:	
Nonallowable assets:	
Prepaid expenses	88,414
Fixed assets, net	121,048
Other receivable	43,165
Commission and due diligence receivable from affiliated entities	125,278
Deferred tax assets	17,900
Total deductions	395,805
Net capital	$ 497,468

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (The greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 247,542
Net capital in excess of amount required	$ 249,926
Total aggregate indebtedness	$ 3,712,948
Ratio of aggregate indebtedness to net capital	7.5 to 1

NNN CAPITAL CORP.
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE COMPANY UNDER PART II OF FORM X-17A-5

AGGREGATE INDEBTEDNESS	
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 3,594,799
Accrual of expenses	120,486
Adjustment for income tax provision	(2,337)
Aggregate indebtedness, as adjusted	$ 3,712,948
NET CAPITAL	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 530,408
Reclassification of voided payment to accrued liabilities	85,209
Accrual of expenses	(120,486)
Adjustment for income tax provision	2,337
Net capital, as adjusted	$ 497,468

NNN CAPITAL CORP.
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED SEPTEMBER 30, 2005

The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

NNN CAPITAL CORP.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2005

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
NNN Capital Corp.
Santa Ana, California

In planning and performing our audit of the financial statements and supplemental schedules of NNN Capital Corp as of and for the year ended September 30, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of NNN Capital Corp. for the year ended September 30, 2005, and this report does not affect our report thereon dated October 28, 2005.

Due to the Company's small size, there are certain practical limitations on the effectiveness of internal accounting control procedures that rely on adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
October 28, 2005

PKF
Certified Public Accountants
A Professional Corporation